Expensify, Inc.
401 SW 5th Ave
Portland, Oregon 97204
November 5, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Service
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Alexandra Barone
Jeffrey Kauten
Re: Expensify, Inc. Registration Statement on Form S-1 (Form No. 333-260297)
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-260297) (the “Registration Statement”) of Expensify, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 9, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad Freese at (650) 463-3060 or Alexa Berlin at (312) 777-7201.
Thank you for your assistance in this matter.

Very truly yours,

EXPENSIFY, INC.

By:	/s/ Ryan Schaffer
Ryan Schaffer
Chief Financial Officer

Cc: (via email)
Ryan Schaffer, Chief Financial Officer, Expensify, Inc.
Alexa M. Berlin, Latham & Watkins LLP
Benjamin A. Potter, Latham & Watkins LLP
Christopher Shoff, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP